NOVA RESOURCES INC.
                              102 West One Panorama
                              18 Fitzwilliam Street
                                    Sheffield
                                 England S1 4JQ
                           Telephone: 44-796-817-1519
                              Fax: 44-870-130-0806


March 9, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 4561

Attention:   Hugh Fuller, Division of Corporate Finance

Dear Sirs:

Re: Nova Resources Inc. - Registration Statement on Form SB-2 Amendment No. 4 - File No. 333-125695

Further to your letter dated January 26, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Prospectus
Risk Factors, pages7

1. We refer you to prior comment 2 of our September 14 letter. We are unable to locate the disclosure that any additional financing requirements will be satisfied through the sale of stock or director loans. Further, please include disclosure to the effect that Mr. Craven has the ability to make loans to Nova "through his personal and family funds" here and in Management's Discussion and Analysis.

         We refer you to the third sentence of the third paragraph of our risk factor entitled "If we do not obtain financing, our business will fail", which states as follows:

         "We anticipate that any additional financing requirements will be satisfied through the sale of our stock or director loans."

         The same sentence is included in the fourth paragraph in the "Plan of Operations" section. We have also added the noted disclosure in both locations.

2. We refer you to comment 3 of our September 14 letter. The risk factor cited in your response is unresponsive to our comment that requests that you disclose that the Tryme prospect may never develop reserves that reach the levels specified in Industry Guide 7 and that funds expended in the effort may never be recovered.

         The risk factor under the heading "BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS A SUBSTANTIAL RISK THAT OUR BUSINESS WILL FAIL." has been revised to include the requested disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 17 Biographical Information, page 17

3.       We refer you to prior  comment 8 of our  September  14 letter.
         Please explain the employment of an 11/12 year-old by Swiss Financial Services Company, even on the part-time basis described. Further, please more fully disclose the nature of the part-time consulting performed by Mr. Craven for Swiss Financial Services Company from 1995 through 2002.

         We have expanded our disclosure in this section to explain that Mr. Craven obtained this work through his father, who was also an employee of Swiss Financial Services Company. We have also more fully disclosed the nature of Mr. Craven's employment during his employment with the company.

Description of Business, pages 20-24

4. Discuss who will be overseeing the exploration work on the Tryme property. If, as it appears, it will be Mr. Macdonald, he should be named as the individual overseeing the exploration work.

         We have disclosed the following:

         "Subject to availability, we intend to retain Glen Macdonald to oversee the phase two exploration program on the Tryme property. However, we do not have any written agreement with Mr. Macdonald in this regard."

5. Please include, as disclosure, your supplemental response to our prior comment 10.

         We have included our response to your prior comment 10 in our SB-2 disclosure.

6. We refer you to our prior comment 11 of our September 14 letter. The July 15, 2005 geological report prepared by Mr. Macdonald presents its budget in Canadian dollars while the prospectus disclosure appears to set forth the same numbers but in U.S. dollars. Please advise or revise.

         We have indicated that the budget numbers are in Canadian dollars and have provided a current exchange rate for Canadian dollars.

Financial Statements
General

7. Provide a current consent in any amendment and update the financial statements in accordance with Item 310(g) of Regulation S-B.

         We have included updated financial statements for the period ended November 30, 2005 with our amended registration statement.

Legality Opinion

8. We refer you to our comment 13 of our September 14 letter. Your legality opinion still does not reference Nevada law, your response to the contrary. Please revise. Please also revise it to direct it to the Nova Resources Board and include the file number of the registration statement.

         We have filed an amended legal opinion as an exhibit to our amended registration statement that addresses your comments.

Yours truly,

         /s/ Alexander James Craven

         Nova Resources Inc.
         Alexander James Craven, President